

December 14, 2012

<u>Via E-mail</u>
Scott Macdonald
Chief Financial Officer
Starz, LLC
8900 Liberty Circle
Englewood, Colorado 80112

      Re: **Starz, LLC**
              Amendment No. 1 to Registration Statement on Form S-4
              Filed December 6, 2012
              File No. 333-184551

Dear Mr. Macdonald:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise your disclosure throughout the registration statement, including on pages 4, 20 and 104 to clarify that LMC may waive the conditions to the completion of the Spin-Off transaction, including the conditions that it receive an IRS private letter ruling and an opinion of tax counsel with respect to the tax treatment of the transaction.

<u>The interests of our sole member may not coincide with yours…, page 19</u>

2. Please revise to create a separate risk factor and heading for the risks contained in the second and third paragraph of this risk factor. In addition, please revise this risk factor as well as your disclosure on page 3 to clarify that the Spin-Off transaction may not occur.

<u>Liquidity and Capital Resources, page 60</u>

3. We note your statement that you expect that you will be able to use a combination of cash on hand, net cash provided by operating activities and borrowing under your credit facility to fund your "future cash needs." Please revise to specifically address your ability to meet both your short-term and long-term liquidity needs.   Please note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Steven D. Miller, Esq.
        Jeffrey R. Kesselman, Esq.